UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 21, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 21, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ENTERS INTO STRATEGIC JOINT VENTURE WITH
PGS PRODUCTION TO PURSUE FPSO PROJECTS

Nassau, The Bahamas, February 21, 2006 — Teekay Shipping Corporation (Teekay) (NYSE:TK) announced today an agreement with PGS Production AS, a wholly owned subsidiary of Petroleum Geo-Services ASA (PGS), to form a joint venture company called Teekay Petrojarl Offshore that will focus on pursuing opportunities in the rapidly growing global market for Mobile Production Solutions with emphasis on developing solutions through Floating Production Storage and Offloading (FPSO) units.

“Offshore oil exploration and production is expected to grow significantly,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “This joint venture creates a strong platform to pursue the growing market for FPSOs that will result from this increased offshore oil production. The combination of PGS’ offshore engineering expertise and reputation as a quality operator of FPSOs, and Teekay’s global marine operations and extensive customer network strategically positions this joint venture to competitively pursue FPSO projects anywhere in the world.”

Mr. Moller continued, “From Teekay’s perspective, this joint venture broadens our offshore service offering to our customers and should increase our investment in this area. Furthermore, we are excited to partner with PGS, an FPSO industry leader, in this attractive growth market.”

“This is a further important move in our announced international expansion strategy,” said President of PGS Production Espen Klitzing. “Teekay’s global marketing organization, customer and shipyard relationships are a perfect match with our engineering expertise and experience as a quality operator of FPSOs in the harsh North Sea environment.”

The joint venture will only encompass new projects. Existing assets of both companies are excluded from the joint venture. Teekay Petrojarl Offshore will start pursuing opportunities immediately and all details regarding the joint venture are to be finalized during the second quarter of 2006.

About Teekay Shipping

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of more than 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange (NYSE) where it trades under the symbol “TK”.

About PGS Production AS

PGS Production, a wholly owned subsidiary of Petroleum Geo-Services ASA, owns and operates the largest and most advanced fleet of Floating Production Storage and Offloading vessels in the North Sea.

In UK waters, Petrojarl Foinaven is producing for BP and CNR employs the Ramform Banff on the field of the same name. Meanwhile, on the Norwegian shelf, Petrojarl Varg is in production on the Varg field for Talisman, while Petrojarl I continues her tenth successive contract for Statoil on the Glitne field.

PGS Production has its head office in Trondheim, Norway, from where most of its operations are managed. It also has an operations office in Aberdeen.

Petroleum Geo-Services ASA operates on a worldwide basis with headquarters at Lysaker, Norway. The company is listed on the Oslo Stock Exchange and NYSE under the ticker “PGS”.

For more information, please visit www.teekay.com.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Norway Media enquiries contact:
Ole Aga
Tel: (47) 51 44 29 33

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the formation of a joint venture company with Petroleum Geo-Services ASA; the expected growth of offshore oil production and associated growth in the FPSO market; and the Company’s increased investment in offshore services. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close or a delay in the formation of a joint venture company; lower than anticipated offshore oil production or exploration; changes in applicable industry regulations; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2004 which is on file with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.